# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CompoSecure, Inc., CIK 0001823144
CUSIP: 20459V105
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 309 PIERCE STREET, SOMERSET, New Jersey (NJ), 08873
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001013594-24-000791
Filed by CIK 0001349434

## Reporting persons
- LOCUST WOOD CAPITAL ADVISERS, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,061,293; sole dispositive power 0; shared dispositive power 4,579,143; aggregate amount beneficially owned 4,579,143 (4.8% of the class)
  Comment: #6 Includes 2,349,495 shares of Class A Common Stock held in certain client accounts managed by Locust Wood Capital Advisers, LLC. See Item 2 for more information.
  
  #8, #9 Includes 2,867,345 shares of Class A Common Stock held in certain client accounts managed by Locust Wood Capital Advisers, LLC. See Item 2 for more information.
- Locust Wood Capital, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,450,000; sole dispositive power 0; shared dispositive power 1,450,000; aggregate amount beneficially owned 1,450,000 (1.5% of the class)
- Locust Wood Ultra Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 261,978; sole dispositive power 0; shared dispositive power 261,978; aggregate amount beneficially owned 261,978 (0.3% of the class)
- LWCA Partners LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,061,293; sole dispositive power 0; shared dispositive power 4,579,143; aggregate amount beneficially owned 4,579,143 (4.8% of the class)
  Comment: #6 Includes 2,349,495 shares of Class A Common Stock held in certain client accounts managed by Locust Wood Capital Advisers, LLC. See Item 2 for more information.
  
  #8, #9 Includes 2,867,345 shares of Class A Common Stock held in certain client accounts managed by Locust Wood Capital Advisers, LLC. See Item 2 for more information.
- LWCA Partners GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,061,293; sole dispositive power 0; shared dispositive power 4,579,143; aggregate amount beneficially owned 4,579,143 (4.8% of the class)
  Comment: #6 Includes 2,349,495 shares of Class A Common Stock held in certain client accounts managed by Locust Wood Capital Advisers, LLC. See Item 2 for more information.
  
  #8, #9 Includes 2,867,345 shares of Class A Common Stock held in certain client accounts managed by Locust Wood Capital Advisers, LLC. See Item 2 for more information.
- Stephen Errico: type of reporting person: individual (IN), partnership (PN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,061,293; sole dispositive power 0; shared dispositive power 4,579,143; aggregate amount beneficially owned 4,579,143 (4.8% of the class)
  Comment: #6 Includes 2,349,495 shares of Class A Common Stock held in certain client accounts managed by Locust Wood Capital Advisers, LLC. See Item 2 for more information.
  
  #8, #9 Includes 2,867,345 shares of Class A Common Stock held in certain client accounts managed by Locust Wood Capital Advisers, LLC. See Item 2 for more information.

## Item 1. Issuer
Name of issuer: CompoSecure, Inc.
Address of issuer's principal executive offices: 309 PIERCE STREET, SOMERSET, New Jersey, 08873

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this statement on Schedule 13G are (collectively, the "Reporting Persons"):

Locust Wood Capital, LP ("LW Capital");

Locust Wood Ultra Fund, LP ("LW Ultra");

Locust Wood Capital Advisers, LLC ("LW Capital Advisers");

LWCA Partners LP ("LWCA");

LWCA Partners GP LLC ("LWCA GP"); and

Stephen Errico, a United States citizen ("Mr. Errico").

LW Capital Advisers acts as the investment manager of LW Capital and LW Ultra and certain other managed client accounts (the "Managed Accounts"). LWCA acts as the sole member of LW Capital Advisers. LWCA GP acts as the general partner of LWCA. Mr. Errico acts as the managing member of LWCA GP.

By virtue of these relationships, LW Capital Advisers, LWCA, LWCA GP and Mr. Errico may be deemed to have dispositive power with respect to shares of Common Stock (as defined below) held in LW Capital, LW Ultra and the Managed Accounts, and voting power with respect to the shares of Common Stock held in LW Capital, LW Ultra and certain of the Managed Accounts.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 90 Park Avenue, 27th Floor, New York, NY 10016.
Citizenship: Each of LW Capital, LW Ultra and LWCA is a Delaware limited partnership. Each of LW Capital Advisers and LWCA GP is a Delaware limited liability company. Mr Errico is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
As of December 31, 2024, LW Capital beneficially owned 1,450,000 shares of Common Stock.

As of December 31, 2024, LW Ultra beneficially owned 261,978 shares of Common Stock.

LW Capital Advisers, as the investment manager of LW Capital and LW Ultra, may be deemed to have beneficially owned the 1,450,000 shares of Common Stock held by LW Capital and the 261,978 shares of Common Stock held by LW Ultra, as well as 2,867,345 shares of Common Stock held by the Managed Accounts.

LWCA, as the sole member of LW Capital Advisers, may be deemed to have beneficially owned the 4,579,143 shares of Common Stock beneficially owned by LW Capital Advisers.

LWCA GP, as the general partner of LWCA, may be deemed to have beneficially owned the 4,579,143 shares of Common Stock beneficially owned by LWCA.

Mr. Errico, as the managing member of LWCA GP, may be deemed to have beneficially owned the 4,579,143 shares of Common Stock beneficially owned by LWCA GP.
Percent of class:
The following percentage is based on 96,164,658 shares of Common Stock outstanding as of November 29, 2024, as disclosed in the Issuer's Form 8-K filed with the Securities and Exchange Commission pursuant to Rule 424(b)(3) on November 29, 2024.

As of December 31, 2024, the Reporting Persons may be deemed to have beneficially owned approximately 4.8% of the outstanding Common Stock.
Sole power to vote or to direct the vote: See Cover Pages Items 5-8.
Shared power to vote or to direct the vote: See Cover Pages Items 5-8.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-8.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-8.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A of the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on October 11, 2024.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- LOCUST WOOD CAPITAL ADVISERS, LLC: /s/ Stephen Errico, By: LWCA Partners LP, the Sole Mbr By: LWCA Partners GP LLC, the GP By: Stephen Errico, the Man Mbr (02/14/2025)
- Locust Wood Capital, LP: /s/ Stephen Errico, By: Locust Wood Capital Advisers, LLC, the Inv Mgr By: LWCA Partners LP, the Sole Mbr By: LWCA Partners GP LLC, the GP By: Stephen Errico, the Man Mbr (02/14/2025)
- Locust Wood Ultra Fund, LP: /s/ Stephen Errico, By: Locust Wood Capital Advisers, LLC, the Inv Mgr By: LWCA Partners LP, the Sole Mbr By: LWCA Partners GP LLC, the GP By: Stephen Errico, the Man Mbr (02/14/2025)
- LWCA Partners LP: /s/ Stephen Errico, By: LWCA Partners GP LLC, the GP By: Stephen Errico, the Man Mbr (02/14/2025)
- LWCA Partners GP LLC: /s/ Stephen Errico, By: Stephen Errico, the Man Mbr (02/14/2025)
- Stephen Errico: /s/ Stephen Errico, Stephen Errico (02/14/2025)